                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           AMERICAN HOMEPATIENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   026649-10-3
                                 (CUSIP Number)
                                 Allan C. Silber
                               Counsel Corporation
                           Exchange Tower, Suite 1300
                              130 King Street West
                        Toronto, Ontario, Canada, M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                                 April 30, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP NO.  255105-10-8                13D


(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COUNSEL CORPORATION

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [  ]
                                                                        (b) [  ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                               [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                             216 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                             -0-

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                             216 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                             -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROLE (11)
         LESS THAN 1% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON
         CO



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CUSIP NO.  255105-10-8                13D


(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [  ]
                                                                        (b) [  ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                               [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                             833,557 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                             -0- (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                             833,557 (SEE ITEM 5)

REPORTING PERSON          (10)      SHARED DISPOSITIVE POWER
                                             -0- (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,557 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ X ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROLE (11)
         5.4% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON
         IN


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                                  SCHEDULE 13D

        This third amendment to Schedule 13D (this "Third Amendment") amends an initial statement on Schedule 13D filed by reporting persons on February 7, 1994, as amended by Amendment No. 1 to Schedule 13D, dated October 3, 1995, as amended by Amendment No. 2 to Schedule 13D, dated June 5, 1996, with respect to the common stock of American HomePatient, Inc. (the "Issuer"). The reporting persons named below are hereby jointly filing this statement pursuant to Exchange Act Rule 13d-1(f)(1).

Item 1.        Security and Issuer.

        This statement relates to the common stock of American HomePatient, Inc., a Delaware corporation, whose principal executive offices are located at: Suite 400, 5200 Maryland Way, Brentwood, Tennessee 37027.

Item 2.        Identity and Background.

        (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation, and Allan C. Silber. The directors and executive officers of Counsel Corporation as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

        (b) The principal business address of both Counsel Corporation and Allan Silber is: Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario, Canada M5X 1E3. The principal business address of each of the directors and executive officers of Counsel Corporation is set forth on Schedule A attached hereto and incorporated herein by reference.

        (c) Counsel Corporation is a strategic partnering and management company specializing in Internet, communications, and other technology-based enterprises. Mr. Silber is the Chairman and Chief Executive Officer of Counsel Corporation and a director of the Issuer. The principal occupation of each director and executive officer of Counsel Corporation, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and incorporated herein by reference.

        (d) During the last five years, neither Counsel Corporation nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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        (e)    During the last five years, neither Counsel Corporation nor Mr.
               Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Mr. Silber is a citizen of Canada.

Item 3.        Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4.        Purpose of Transactions.

        3,979,409 shares of the Issuer's common stock that were formerly beneficially owned by Counsel Corporation were distributed, pro rata, to Counsel Corporation's shareholders on April 30, 2000 (the "Distribution"). Pursuant thereto, Mr. Silber is not standing for re-election to the Issuer's board of directors and is resigning from the Issuer's board of directors immediately prior to the Issuer's annual meeting on May 31, 2000.

        Except as set forth above, neither Counsel Corporation nor Mr. Silber has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

        (a) As of the close of business on May 1, 2000, Counsel Corporation beneficially owns in the aggregate 216 shares of the Issuer's common stock, and Mr. Silber beneficially owns in the aggregate 833,557 shares of the Issuer's common stock, constituting less than 1% and approximately 5.4%, respectively, of the outstanding shares of the Issuer's common stock, based upon 15,471,086 shares outstanding (the number of shares outstanding as reported in a definitive proxy statement on Schedule 14A as filed with the SEC on May 1, 2000).

               Counsel Corporation, by virtue of being the indirect sole shareholder of the corporation in the name of which the shares of the Issuer are held, has indirect beneficial ownership of 216 shares. Mr. Silber has direct beneficial ownership of 833,557 shares of the Issuer's stock, which number includes 15,000 shares of the Issuer's common stock subject to options granted to Mr. Silber plus 818,557 shares received in the Distribution.



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               Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 20% of the common shares of Counsel Corporation. Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by Counsel Corporation.

        (b) Counsel Corporation, due to the relationship described above, and Mr. Silber have the sole power to direct the vote and disposition of their beneficially owned shares. The responses of Counsel Corporation and Mr. Silber to Items (7) through (10) of the cover page of this Third Amendment are incorporated herein by reference.

        (c) Counsel Corporation distributed 3,979,409 shares of the Issuer's common stock on April 30, 2000 to Counsel Corporation's shareholders on a pro rata basis. Counsel Corporation retained 216 shares of the Issuer's common stock as a result of not issuing fractional shares in the Distribution.

               Other than as disclosed in this Item 5(c), none of the reporting persons named in Item 5(a) has effected any transaction in the Issuer's common stock in the past 60 days.

        (d)    Not Applicable.

        (e) Counsel Corporation ceased to be the beneficiary owner of more than 5% of the Issuer's common stock on April 30, 2000.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

               None.

Item 7.        Materials to be Filed as Exhibits.

               None.


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                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   May 9, 2000

                                         COUNSEL CORPORATION

                                         By:   /s/ Allan C. Silber
                                               ---------------------------------
                                               Allan C. Silber
                                               Chairman of the Board and
                                                 Chief Executive Officer



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                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   May 9, 2000

                                         /s/ Allan C. Silber
                                         ---------------------------------------
                                         Allan C. Silber, Individually



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                                   SCHEDULE A
                                 TO SCHEDULE 13D

Board of Directors of Counsel Corporation:

         Name                                         Address
         ----                                         -------
Norman Hill                                  250 Sheppard Avenue East, Suite 300
President                                    Toronto, ON  M2N 3A9
Norman Hill Realty Inc.

Morris Perlis                                Exchange Tower, Suite 1300
President                                    130 King Street West
Counsel Corporation                          Toronto, ON  M5X 1E3

Philip Reichmann                             1 First Canadian Place, Suite 3300
President                                    P.O. Box 72
O&Y Properties Corporation                   Toronto, ON  M5X 1B1

Allan C. Silber                              Exchange Tower, Suite 1300
Chairman & C.E.O.                            130 King Street West
Counsel Corporation                          Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                        Exchange Tower, Suite 700
President and CEO                            130 King Street West
RioCan REIT                                  Toronto, ON  M5X 1E2

Gerald Turner                                Administration
President Emeritus                           600 University Avenue, Suite 338
Mt. Sinai Hospital                           Toronto, ON  M5G 1X5

Edward J. Waitzer                            Commerce Court West
Partner                                      P.O. Box 85
Stikeman, Elliott                            Suite 5300
                                             Toronto, ON M5L 1B9


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Executive Officers of Counsel Corporation:

         Name                                         Address
         ----                                         -------
Allan C. Silber                              Exchange Tower, Suite 1300
Chairman of the Board and Chief              130 King Street West
Executive Officer                            Toronto, ON  M5X 1E3

Morris Perlis                                Exchange Tower, Suite 1300
President                                    130 King Street West
                                             Toronto, ON  M5X 1E3

Stephen Weintraub                            Exchange Tower, Suite 1300
Senior Vice President and                    130 King Street West
Secretary                                    Toronto, ON M5X 1E3

Susan Feldman                                Exchange Tower, Suite 1300
Senior Vice President,                       130 King Street West
Corporate Communications                     Toronto, ON  M5X 1E3

Howard Wortzman                              Exchange Tower, Suite 1300
Vice President                               130 King Street West
Financial Reporting                          Toronto, ON  M5X 1E3